Exhibit (e)

DIVIDEND INVESTMENT PLAN

Pursuant to this Dividend Investment Plan (the “Plan”), unless a Common Stockholder elects otherwise, all cash dividends, distributions of capital gains, and other distributions are automatically reinvested in additional shares of Common Stock of the Seligman LaSalle International Real Estate Fund, Inc. (the “Fund’). Common Stockholders who elect not to participate in the Plan (including those whose intermediaries do not permit participation in the Plan by their customers) will receive all dividends and distributions payable in cash directly to the Common Stockholder of record (or, if the shares are held in street or other nominee name, then to such nominee) by Seligman Data Corp., as dividend disbursing agent. Common Stockholders may elect not to participate in the Plan and to receive all distributions of dividends and capital gains or other distributions in cash by sending written instructions to Seligman Data Corp., at the address set forth below. Participation in the Plan may be terminated or resumed at any time without penalty by written notice if received by Seligman Data Corp. prior to the record date for the next distribution. If such notice is received after such record date, such termination or resumption will be effective with respect to any subsequently declared distribution.

Under the Plan, Common Stockholders receive shares in lieu of cash distributions unless they have elected otherwise as indicated in the preceding paragraph. For all distributions, such shares will be issued in lieu of cash by the Fund from previously authorized but unissued shares of Common Stock. If the market price of a share on the ex-dividend date of such a distribution is at or above the Fund’s net asset value per share on such date, the number of shares to be issued by the Fund to each Common Stockholder receiving shares in lieu of cash distributions will be determined by dividing the amount of the cash distribution to which such Common Stockholder would be entitled by the greater of the net asset value per share on such date or 95% of the market price of a share on such date. If the market price of a share on such an ex-dividend date is below the net asset value per share, the number of shares to be issued to such Common Stockholders will be determined by dividing such amount by the per share market price. Market price on any day means the closing price for the Common Stock at the close of regular trading on the New York Stock Exchange on such day or, if such day is not a day on which the Common Stock trades, the closing price for the Common Stock at the close of regular trading on the immediately preceding day on which trading occurs.

Common Stockholders who hold their shares in the name of a broker or other nominee should contact such broker or other nominee to discuss the extent to which such nominee will permit their participation in the Plan. The Fund will administer the Plan on the basis of the number of shares certified from time to time by nominees as representing the total amount of shares held through such nominees by beneficial Common Stockholders who are participating in such Plan and by delivering shares on behalf of such beneficial Common Stockholders to the nominees’ accounts at The Depository Trust Company.

Seligman Data Corp. will maintain all Common Stockholders’ accounts in the Plan not held by The Depository Trust Company and furnish written confirmation of all transactions in the account, including information needed by Common Stockholders for tax records. Shares in the account of each Plan participant will be held in non-certificated form in the name of the participant, and each Common Stockholder’s proxy will include those shares purchased or received pursuant to the Plan.

The Fund reserves the right to amend or terminate the Plan as applied to any distribution paid subsequent to written notice of the change sent to participants in the Plan at least 90 days before the record date for such distribution. There are no service or brokerage charges to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable to the Fund by the participants. The Fund also reserves the right to amend the Plan to provide for payment of brokerage fees by Plan participants in the event the Plan is changed to provide for open market purchases of Common Stock on behalf of Plan participants. All correspondence concerning the Plan should be directed to Seligman Data Corp., PO Box 9759 Providence, Rhode Island 02940-9759.

As adopted by the Board of Directors of the Fund on May 18, 2007.